EXHIBIT 99.1

Equinor ASA: Announcement of cash dividend of NOK 3.7740 per share for first quarter 2025

Equinor ASA (OSE: EQNR, NYSE: EQNR) announced on 30 April 2025 a cash dividend per share of USD 0.37 for first quarter 2025.

The NOK cash dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 19 August 2025, in total seven business days.

Average Norges Bank fixing rate for this period was 10.1999. Total cash dividend for first quarter 2025 of is consequently NOK 3.7740 per share.

On 29 August 2025, the cash dividend will be paid to relevant shareholders on Oslo Børs (Oslo Stock Exchange) and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.